February 6, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Liz Packebusch Laura Nicholson John Hodgin Sandra Wall Steve Lo Craig Arakawa

Re:	Trio Petroleum Corp. Amendment No. 5 to Registration Statement on Form S-1 Filed January 20, 2023 File No. 333-267380

Dear Ms. Packebusch:

This letter responds to the correspondence from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 1, 2023 (the “Comment Letter”) providing comments on the above-referenced Amendment No. 5 to Registration Statement on Form S-1, publicly filed on January 20, 2023 (the “S-1”) by Trio Petroleum Corp., a Delaware corporation (the “Company”).

The Company today filed via EDGAR its Pre-Effective Amendment No. 6 to its Registration Statement on Form S-1 (“Amendment No. 6”). The remainder of this letter responds to the Staff’s comments on the S-1, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 6, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 5 to Registration Statement on Form S-1 filed January 20, 2023

Capitalization, page 30

1.	We note you provided revised footnote (5) in response to prior comment 6. Please tell us how you derived $3,707,565 of additional paid-in capital from the conversion of the January 2022 Note and $429,846 of additional paid-in capital from the issuance of commitment shares.

Response: In response to the Staff’s comment about how the Company derived the $3,707,565 of additional paid-in capital from the conversion of the January 2022 Note, the Company hereby advises it derived this amount as follows:  the balance of the Note on the balance sheet as of 10/31/22 was $4,137,720; upon conversion of the Note, the Company will issue 2,772,429 conversion shares and 321,429 commitment shares, for a total number of shares issued of 3,093,858. The percentage of conversion shares issued to total shares issued upon conversion is approximately 89.61%; the Company then took the total amount of the Note of $4,137,720, subtracted the amount of $309 (which will be recorded in the common stock account for the issuance of both the $0.0001 par conversion shares and the $0.0001 par commitment shares), and then multiplied the remaining balance of $4,137,411 by the approximate conversion shares allocation percentage of 89.61% and arrived at $3,707,565. This is the amount allocated to additional paid-in capital related to the conversion shares.

In response to your Staff’s comment about how the Company derived the $429,846 of additional paid-in capital from the issuance of commitment shares, the Company hereby advises the Staff that amount was derived as follows: the balance of the Note on the balance sheet as of 10/31/22 was $4,137,720; upon conversion of the Note, the Company will issue 2,772,429 conversion shares and 321,429 commitment shares, for a total number of shares issued of 3,093,858. The percentage of commitment shares issued to total shares issued upon conversion is approximately 10.39%; the Company then took the total amount of the Note of $4,137,720, subtracted the amount of $309 (which will be recorded in the common stock account for the issuance of both the $0.0001 par conversion shares and the $0.0001 par commitment shares), and then multiplied the remaining balance of $4,137,411 by the approximate commitment shares allocation percentage of 10.39% and arrived at $429,846. This is the amount allocated to additional paid-in capital related to the commitment shares.

Dilution, page 31

2.	We note you added footnotes (1) and (2) in response to prior comment 7. For purposes of calculating historical net tangible book value as of October 31, 2022 at footnote (1), please tell us why you believe it is appropriate to include the impacts from the conversion upon IPO of the January 2022 Notes, the issuance of shares to investors in December 2022 and the payment related to the OID Notes. In addition, considering your historical net tangible book value of $5,442,682 disclosed at footnote (1) excludes the amount of deferred offering cost of $1,643,881, please tell us why you have added back this amount for purposes of calculating your adjusted net tangible book value at footnote (2).

Response: In response to the Staff’s comment regarding the appropriateness of including the impacts from i) the conversion upon IPO of the January 2022 Notes, ii) the issuance of shares to investors in December 2022 and iii) the payment related to the OID Notes in its calculation of historical net tangible book value, the Company has revised its disclosure on page 31 of Amendment No. 6 to remove their impacts from its calculation of historical net tangible book value.

In response to the Staff’s comment regarding the Company adding back deferred offering costs of $1,643,881 to the adjusted net tangible book value, the Company has revised its disclosure on page 31 of Amendment No. 6 to remove their impacts from its calculation of historical net tangible book value.

Fourth Amendment to Purchase and Sale Agreement, page 35

3.	We note your response to prior comment 8, including added disclosure that Trio LLC retains the right to sell their interest in any of the three Optioned Assets, and in the event they do so, the Option Fee will be credited against the purchase price of the remaining Option Assets. However, we further note a remaining reference on page 35 and at page F-20 to this option as “exclusive.” Please revise or advise.

Response: In response to the Staff’s comment, the Company has clarified its disclosure on page 35 and at page F-20 of Amendment No 6 to remove references to the phrase “exclusive” with regard to the Option Assets.

Critical Accounting Policies and Estimates

Net Loss Per Share, page 41

4.	We note your tabular disclosure of total potentially dilutive securities here and in your financial statement footnotes at page F-13 is not arithmetically accurate and appears to be off by 1 million shares. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and F-13 of Amendment No. 6 to correct its tabular disclosure on the total of potentially dilutive securities.

Management, page 52

5.	We note your response to prior comment 11 indicating that the employment agreements with Stan Eschner, Terry Eschner and Steve Rowlee are still being finalized and cannot yet be described or filed as exhibits to the registration statement. Please describe and file such agreements in a pre-effective amendment, or tell us why you do not believe that such information is required. In that regard, we note your disclosure that each such agreement will have an effectiveness date of the Company’s initial public offering.

Response: In response to Staff’s comment, the Company has added disclosure on page 59 of Amendment No 6 to summarize the employment agreements with Stanford Eschner, Terence Eschner, and Steve Rowley and filed as exhibits to Amendment No. 6 the form employment agreements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 82

6.

We note you expanded your disclosure in response to prior comment 14 to include the nine-month period ended July 31, 2022 related to your change in auditors. However your revised disclosure does not include the period between August 1, 2022 and the dates of the dismissal of prior accountant and the engagement of new accountant. We re-issue the comment. Please revise to include the following disclosures pursuant to Item 304 of Regulation S-K.

●	State whether there were any disagreements with Marcum as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events that occurred as defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to their dismissal. In addition, provide an updated copy of Marcum’s letter filed as Exhibit 16.1 to the next amendment to the S-1;
●	State whether you have consulted with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K during the interim period subsequent to October 31, 2021 and prior to engaging BF Borgers CPA PC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 6 to clarify that there were no disagreements with Marcum as defined in Item 304(a)(1)(iv) of Regulation S-K and not any reportable events that occurred as defined in Item 304(a)(1)(v) through the date the Company dismissed Marcum as its auditor. In addition, the Company has revised its disclosure to state that it did not consult with BF Borgers CPA PC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K through the date that the Company dismissed Marcum as its auditor. In addition, the Company has re-filed an updated letter from Marcum as an exhibit to Amendment No. 6.

Please contact me at +1 212 547 5476 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ Rich Bass

cc: Frank C. Ingriselli, Chief Executive Officer